UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 18, 2023, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the offer and sale (the “Offering”) of an aggregate of 2,000,000 common shares, par value US$0.01 per share, of the Company (the “Common Shares”). The purchase price per Common Share is $3.3. The sale of the Common Shares is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-267101) initially filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2022 and declared effective on December 9, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement dated May 19, 2023, filed with the SEC on May 19, 2023.

The Offering is expected to close on or around May 19, 2023. The gross proceeds from the Offering are expected to be $6,600,000. The Company intends to use the net proceeds from the Offering to fund the growth of its business in China, primarily working capital, and for general corporate purposes, as well as to acquire or invest in technologies, products and/or businesses that it believes will enhance its value.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchasers, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The legal opinion of Mourant Ozannes relating to the legality of the issuance and sale of the Common Shares in the Offering is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of that agreement, the form of which is attached hereto as Exhibit 10.1.

On May 19, 2023, the Company issued a press release announcing the launch of the Offering. A copy of that press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

INCORPORATION BY REFERENCE

This Report on Form 6-K , including Exhibit 5.1, Exhibit 10.1, Exhibit 23.1, and Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3, as amended (333-267101) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
5.1	Legal Opinion of Mourant Ozannes
10.1	Form of Securities Purchase Agreement by and between the Company and the purchasers listed on the signature pages thereto
23.1	Consent of Mourant Ozannes (contained in Exhibit 5.1)
99.1	Press Release issued by the Company on May 19, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: May 19, 2023	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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